14040237



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 04 2014

SEC FILE NUMBER
8-52973

FACING PAGE   Washington DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2013_____ AND ENDING_____12/31/2013_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

388 Market Street, 4th Floor
_____
                            (No. and Street)

San Francisco   CA   94111
_____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
_____
          (Name – if individual, state last, first, middle name)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, __David Tateosian__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First Republic Securities Company, LLC__ _____, as of __December 31__ _____, 20__13__ ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
AUGUSTO DA SILVA
Commission # 1884610
Notary Public - California
San Francisco County
My Comm. Expires Mar 29, 2014
```

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Republic Securities Company, LLC

(A Wholly-Owned Subsidiary of First Republic Bank)

(SEC Identification No. 8-52973)

Financial Statements and Supplemental Schedules
as of and for the year ended December 31, 2013 and Independent
Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

Index
December 31, 2013



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Francisco, CA
February 28, 2014

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(in thousands, except share amounts)

ASSETS

Cash and cash equivalents	$	18,810
Receivable from clearing organization		446
Commissions receivable		65
Prepaid expenses		254
Receivable from employees		9,646
Other receivables		363
Deposit with clearing broker		100
Intangible assets		5,199
Total assets	$	34,883

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	3,369
Payable to First Republic and affiliate, net		997
Total liabilities		4,366

MEMBER'S EQUITY:

Common stock, $0.01 par value—Authorized and outstanding 10,000 shares		—
Additional paid-in capital		22,194
Retained earnings		8,323
Total member's equity		30,517
Total liabilities and member's equity	$	34,883

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME
Year ended December 31, 2013
(in thousands)

REVENUE:

Agency commissions	$	3,981
Principal commissions		3,067
Other brokerage revenues		3,467
Money market mutual funds fee		1,133
Interest earned on deposits with First Republic		27,585
Income from First Republic and affiliate		8,840
Other income		100
Interest income		46
Total revenue		48,219

EXPENSES:

Salaries and related benefits		11,023
Commissions and referral payout		4,775
Clearing fees		5,052
Occupancy		1,301
Information systems		872
Dues and subscriptions		638
Professional fees and advertising		601
Regulatory fees		571
Other general and administrative		1,827
Intangible asset amortization		1,711
Total expenses		28,371

NET INCOME	$	19,848

See accompanying notes to financial statements.

4

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2013
(in thousands)

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total
Balance—December 31, 2012	$	—	$	22,194	$	34,475	$ 56,669
Dividend to parent		—		—		(46,000)	(46,000)
Net income		—		—		19,848	19,848
Balance—December 31, 2013	$	—	$	22,194	$	8,323	$ 30,517

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS
Year ended December 31, 2013
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	19,848
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets		1,711
Changes in assets and liabilities:		
Securities owned, at market value		10,250
Prepaid expenses		(72)
Receivable from employees		(4,968)
Other receivables		(236)
Commissions receivable		67
Accounts payable and accrued expenses		1,039
Payable to First Republic and affiliate, net		20
Payable to clearing organization		(7,801)
Net cash provided by operating activities		19,858

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividend to parent		(46,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(26,142)
CASH AND CASH EQUIVALENTS—Beginning of year		44,952
CASH AND CASH EQUIVALENTS—End of year	$	18,810

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013
(in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and is a wholly-owned subsidiary of First Republic Bank ("First Republic"), a California corporation.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and is regulated by the Securities and Exchange Commission ("SEC") and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds, equity securities and fixed income securities on an agency or riskless principal basis. The Company is a full disclosure broker dealer and clears all securities transactions though a clearing broker. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company is engaged in a single line of business as a securities broker-dealer.

Revenue Recognition — Revenues are recorded on a trade-date basis.

Income Taxes — As a single-member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of First Republic. The Company does not reimburse First Republic for income taxes, does not have a tax sharing agreement with First Republic, and management does not have the intention of changing these facts. Thus, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. A pro forma calculation of income tax has been included as part of the notes to the financial statements.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less.

Deposit With Clearing Broker — The Company maintains a minimum balance of $100 in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Intangible Assets — Intangible assets related to customer relationships were created in July 2010 as a result of the transaction to re-establish First Republic as an independent bank. Such

intangible assets are amortized over their useful lives not to exceed ten years. The Company evaluates intangible assets for impairment at least annually and whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include commissions, bonus, referral fees and intangible amortization.

2.   INTANGIBLE ASSETS

The gross carrying value of intangible assets and accumulated amortization at December 31, 2013 is presented in the following table:

(in thousands)	Gross Carrying Value	Accumulated Amortization
Customer relationship intangibles	$ 12,250	$ 7,051

The following table presents the estimated future amortization of intangible assets as of December 31, 2013:

(in thousands)

2014	$	1,468
2015	$	1,225
2016	$	982
2017	$	739
2018	$	496

3.   RELATED PARTY TRANSACTIONS

The Company has a cash account with First Republic in the amount of $12,633 as of December 31, 2013.

The Company and First Republic have an expense-sharing agreement for rent and certain general and administrative expenses. Expenses allocated by First Republic are paid by the Company. First Republic allocated $1,762 for such expenses for the year ended December 31, 2013 which are recorded in their respective categories in the Statement of Income.

First Republic shares with the Company the revenues earned from balances related to the "Eagle Bank Sweep" product. As a part of the Eagle Bank Sweep product, uninvested cash in a client's brokerage account is swept overnight into an omnibus checking or money market checking account at First Republic. For the year ended December 31, 2013 the Company earned $23,894 from this activity. In addition, the Company earned revenues of $3,691 for referring other bank products to First Republic, such as checking accounts. The average balances for the Eagle Bank Sweep and checking accounts were $1,547,000 and $346,000, respectively.

First Republic pays the Company management fees related to the training and licensing of First Republic's licensed representatives which is recorded as income from First Republic and affiliate.

The Company has a revenue sharing agreement with First Republic Investment Management, Inc. (FRIM). FRIM is a registered investment adviser and a wholly-owned subsidiary of First Republic. FRIM manages assets for individuals and institutions in equities, fixed income, balanced and alternative investment accounts. The Company also provides custody and trading services for certain FRIM customer accounts, training and licensing to FRIM registered representatives and shares the Company's personnel for certain operations functions for the benefit of FRIM. In addition, the Company acts as a private placement agent for unregistered securities issued by FRIM. The Company is paid for these services and the payments are recorded as income from First Republic and affiliate in the Statement of Income.

The following table presents the income from First Republic and FRIM for the year ended December 31, 2013:

(in thousands)

First Republic Bank—Training and licensing	$	770
FRIM—Training, licensing and back office	$	6,608
FRIM—Private Placement Agent	$	1,462
	$	8,840

The Company has a revenue sharing agreement with First Republic for the revenue derived from money market mutual fund activities that are referred to First Republic. The revenue received by the Company for this money market mutual fund activity was $122 for the year ended December 31, 2013.

4. SHARE-BASED COMPENSATION

Certain of the Company's employees participate in First Republic's stock award plan and have been granted stock options and restricted stock units ("RSUs"). Compensation expense is recorded based on the fair value of the stock award at the date of grant and recognized over the requisite service period. The fair value of stock options are estimated on the date of grant using a Black-Scholes valuation model. RSUs are valued at the closing market price of First Republic's common stock at the date of grant. The Company recognized $271 of expense associated with stock awards for the year ended December 31, 2013 and reimbursed First Republic for the expense.

5. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to its clearing broker (currently Pershing) for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, *Contingencies*, the Company reviews

the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably be estimated. The Company has been named as a defendant in legal actions arising in the ordinary course of business, none of which, in the opinion of management, is material.

6. INCOME TAXES

The Company is a wholly-owned limited liability company and has many attributes of a pass-through entity as described in Note 1. However, if income taxes were presented, pro forma financial statements would have included tax expense of approximately $8,243 for the year ended December 31, 2013.

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013 the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $5,007, which was $4,007 in excess of its required net capital of $1,000. The ratio of aggregate indebtedness to net capital is 1.0 to 1 as of December 31, 2013.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing LLC, a Bank of New York Mellon Company.

8. SUBSEQUENT EVENTS

The Company evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2013 and through the date of the issuance of the financial statements. During this period, there have been no material events that would require recognition in the Company's 2013 financial statements or disclosure in the notes to the financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013
(in thousands)

NET CAPITAL:

Total member's equity	$	30,517
Less nonallowable assets and other deductions or charges:		
Cash with First Republic		9,386
Receivable from First Republic Investment Management Inc., net		661
Prepaid expenses, other receivables and intangible assets		15,462
Other deductions and/or charges		1
NET CAPITAL	$	5,007

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$	3,368
Payable to First Republic Bank, net		1,659
TOTAL AGGREGATE INDEBTEDNESS	$	5,027

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net capital required - greater of $1,000 or 6-2/3% of aggregate indebtedness	$	1,000
Net capital in excess of requirements	$	4,007
Ratio of aggregate indebtedness to net capital		100%

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with First Republic Securities Company, LLC's unaudited December 31, 2013 FOCUS report, as filed on January 17, 2014.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange
Act of 1934 relating to the determination of reserve requirements because it does not maintain
customer accounts or take possession of customer securities. Transactions are cleared on a fully-
disclosed basis through Pershing LLC, a Bank of New York Mellon Company.



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

**Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors
First Republic Securities Company, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by First Republic Securities Company, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2013__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FIRST REPUBLIC SEC CO LLC
338 Market St 4th Flr
San Francisco, CA 94111-5311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____ 104,901 _____

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 50,056 _____)
     07/17/2013
          Date Paid

   C. Less prior overpayment applied   (_____ -0- _____)

   D. Assessment balance due or (overpayment)   _____ 54,845 _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 54,845 _____

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _____ 54,845 _____

   H. Overpayment carried forward $(_____ -0- _____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRST REPUBLIC SECURITIES CO., LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __24th__ day of ____January____ , 20 __14__ .

Ramesh Patel   / VP & Division Controller
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 48,218,598

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. -0-

(2) Net loss from principal transactions in securities in trading accounts. -0-

(3) Net loss from principal transactions in commodities in trading accounts. -0-

(4) Interest and dividend expense deducted in determining item 2a. -0-

(5) Net loss from management of or participation in the underwriting or distribution of securities. -0-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. -0-

(7) Net loss from securities in investment accounts. -0-

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,221,945

(2) Revenues from commodity transactions. -0-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 5,036,333

(4) Reimbursements for postage in connection with proxy solicitation. -0-

(5) Net gain from securities in investment accounts. -0-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. -0-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). -0-

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): -0-

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin-interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions 6,258,278

2d. SIPC Net Operating Revenues $ 41,960,320

2e. General Assessment @ .0025 $ 104,901

(to page 1, line 2.A.)

2



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
First Republic Securities Company, LLC:

In planning and performing our audit of the financial statements of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2014